UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Unbanked, Inc. (formerly Ternio, LLC)

Legal status of issuer

  Form

  Corporation

  Jurisdiction of Incorporation/Organization

  Delaware

  Date of organization

  January 1, 2018

Physical address of issuer

3010 Haven Reserve, Alpharetta, GA 30004, US

Website of issuer

https://unbanked.com/

Current number of employees

0

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)*
Total Assets	$1,440,151	$492,823
Cash & Cash Equivalents	$893,707	$42,904
Accounts Receivable	$0	$0
Short-term Debt	$250,826	$266,468
Long-term Debt	$2,112,103	$25,000
Revenues/Sales	$9,385,513	$1,740,653
Cost of Goods Sold*	$7,144,963	$616,654
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,273,122)	$164,879

*These financials were issued to, and relate to periods where, Ternio, LLC was the Company. Ternio, LLC was converted to a corporation and renamed "Unbanked, Inc." as of January 1, 2022.
**Cost of Revenues

Table of Contents

FORM C-AR
ABOUT THIS FORM C-AR .... **Error! Bookmark not defined.**
FORWARD-LOOKING STATEMENTS 1
OTHER INFORMATION 2
Bad Actor Disclosure 2
SIGNATURE 3

EXHIBIT A: Annual Report
SUMMARY 5
The Company 5
RISK FACTORS 6
Risks Related to the Company's Business and Industry 6
BUSINESS 12
Description of the Business 12
Business Plan 12
The Company's Products and/or Services 12
Competition 12
Customer Base 12
Intellectual Property 13
Domain Names 13
Governmental/Regulatory Approval and Compliance 13
Litigation 13
DIRECTORS, OFFICERS, AND MANAGERS 14
Indemnification 17
Employees 17
CAPITALIZATION, DEBT AND OWNERSHIP 18
Capitalization 18
Debt 21
Previous Offerings of Securities 21
Ownership 22
FINANCIAL INFORMATION 23
Operations 23
Cash and Cash Equivalents 23
Liquidity and Capital Resources 23
Capital Expenditures and Other Obligations 23
Material Changes and Other Information 23
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 24

EXHIBIT B: Financials 25


February 9, 2022

Unbanked, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Unbanked, Inc. ("**Unbanked**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://unbanked.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is February 9, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Gouldman
(Signature)

Daniel Gouldman
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Gouldman
(Signature)

Daniel Gouldman
(Name)

Director
(Title)

February 9, 2022
(Date)

/s/Ian Kane
(Signature)

Ian Kane
(Name)

Director
(Title)

February 9, 2022
(Date)

/s/Mark Morales
_____
(Signature)

Mark Morales
_____
(Name)

Director
_____
(Title)

February 9, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
February 9, 2022

Unbanked, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Unbanked, Inc., is an enterprise blockchain company and while most well-known for BlockCard, a global fintech platform, Unbanked provides real world interoperability between blockchain / cryptocurrency and traditional fintech / banking technology. The Company was incorporated in Delaware as a limited liability company, named Ternio, LLC, on January 1, 2018. Effective January 1, 2022, the Company converted to a Delaware corporation and changed its name to Unbanked, Inc.

The Company is located at 3010 Haven Reserve, Alpharetta, GA 30004, United States.

The Company's website is https://www.unbanked.com/.

The Company is headquartered and qualified to conduct business in Georgia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Unbanked is a global fintech solution built on blockchain. Predicated on the belief that financial access and control is a fundamental human right, Unbanked connects traditional enterprise, and banking systems with blockchain infrastructure, expanding the utility of cryptocurrency for investing and everyday purchases. The Company provides a debit card, BlockCard, for cryptocurrency holders to use where major credit cards are accepted. The Company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Unbanked supports multiple coins and is the only company enabling users to hold crypto until the point of sale. Deposit accounts are made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Unbanked enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's activities may require it to obtain government licenses.

The Company's BlockCard business may constitute broker dealer activity which would require it to obtain licenses from the government which may be difficult to obtain. The Company's activities could open it to being classified as a Money Service Business. Money services businesses are governed by local regulators and must adhere with record-keeping and due diligence requirements. Such requirements could be very costly to the Company. Failure to obtain licenses or comply with local regulators could open the Company to liability and disrupt business operations.

Cryptocurrency Risks.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the Tokens that are not foreseen or fully appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licenses, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

BUSINESS

Description of the Business

Unbanked is a global fintech solution built on blockchain. Predicated on the belief that financial access and control is a fundamental human right, Unbanked connects traditional enterprise, and banking systems with blockchain infrastructure, expanding the utility of cryptocurrency for investing and everyday purchases. The Company provides a debit card, BlockCard, for cryptocurrency holders to use where major credit cards are accepted. The Company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Unbanked supports multiple coins and is the only company enabling users to hold crypto until the point of sale. Deposit accounts are made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Unbanked enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing to grow our customer base, hiring additional talent to support its business operations and investing in technology and product development. The Company aims to achieve profitability by the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Debit Cards (BlockCards)	Allows customers to spend the value of their digital currency	Business-to-Business (B2B) and Direct-to-Consumer (D2C), supporting customers in all 50 states and launching in 20 EU countries and LATAM
Bank Accounts	FDIC Insured bank accounts	Business-to-Business (b2b) and Direct-to-Consumer (d2c), supporting customers all around the world

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors like Coinbase, Revolut, Binance, Robinhood and other Challenger Banks, like Bitpay. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality and performance are also important differentiating factors.

Customer Base

Our customer base is a combination of D2C and B2B. We have over 100,000 direct customers using our products, and over 10 white-label partners licensing our platform for their own customers.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

We currently own one patent, two trademarks, and have one trademark pending*.

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/575,126	Non-provisional utility	"SYSTEM AND METHODS FOR OPERATING A BLOCKCHAIN NETWORK"	September 18, 2019	Pending	USA
5711077	"BlockCard"	Standard Character Mark	January 15, 2018	March 26, 2019	USA
5546053	"Ternio"	Standard Character Mark	March 25, 2018	August 21, 2018	USA
90367060	"Unbanked"	Standard Character Mark	December 8, 2020	Pending	USA

*All intellectual property listed in the table is registered under Ternio, LLC. On January 1, 2022, the Company converted to a corporation and was renamed from Ternio, LLC to Unbanked, Inc. The Company is in the process of changing the records of the United States Patent and Trademark Office to reflect this name and entity type change.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.unbanked.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniel Gouldman	Co-CEO, Co-Founder and Director	Co-CEO and Co-Founder of Unbanked, Inc. (formerly, Ternio LLC), 2022 – Present; CEO, 2017-2021 Responsible for sales, operations, and general CEO responsibilities	No College Degree
Ian Kane	Co-CEO, Co-Founder and Director	Co-CEO and Co-Founder of Unbanked, Inc. (formerly Ternio LLC), 2022 – Present; COO, 2017-2021 Responsible for overseeing operations	Kean University, B.A., Graphic Communications/ Business Management, 2007
Corey Ballou	CTO	CTO of Unbanked, Inc. (formerly Ternio, LLC), 2019 – Present Responsible for managing the growing needs of Unbanked's technical team and software. Head of Development of Unbanked Inc., 2018 – 2019 Responsible for overseeing the development of Unbanked's two core products: Blockcard and Lexicon.	Clarkson University, B.S., Computer Science, 2007
Keith Johnson	General Manager	General Manager of Unbanked Inc. (formerly Ternio, LLC), 2020 – Present; Vice President of Product, 2018 - 2020 Responsible for leading product strategy and management.	Northwestern University, Kellogg School of Management, New Product Introduction and Management, 1997; University of Pennsylvania, M.S., School of Engineering and Applied Science, 1991; Syracuse University, B.S.E.E.,

			Electrical Engineering, 1987
Anne Blanchard	Head of Human Resources	Head of Human Resources of Unbanked, Inc. (formerly Ternio, LLC), 2018 – Present Responsible for human resource matters, including overseeing recruiting, hiring and employee retention	College of Mount Saint Vincent, B.A., Communications, 2005
John DeRussy	Director of Finance and Accounting	Director of Finance and Accounting of Unbanked, Inc. (formerly Ternio, LLC), 2021 – Present Oversee and manage day to day financial operations of the Company, inclusive of financial reporting, treasury management, system process improvements and regulatory reporting Founder of DeRussy & Associates, 2020 – 2021 Provided accounting consulting work to clients Chief Financial Officer at Stego, Inc., 2018 – 2019; Controller 2009 – 2018 Managed complex accounting services for the company, while performing oversight for all financial, IT, and human resource aspects of the company, while also contributing to aggressive strategic growth plans	Principia College, B.A., Business Administration with Accounting, 1992
Mark Morales	Director	Director, Unbanked, Inc. (formerly Ternio, LLC), 2019 - Present Vice President- SBA Loan Specialist, City National Bank, 2017 - Present Responsible for supporting colleagues by providing information about SBA programs and services and assisting in supplier diversity efforts	California State University, B.S., International Finance, 1991

		Vice President and Co-Owner, Charles Jacobsen, Inc., 2013 – Present Responsible for obtaining financing for various initiatives related to this Asian antique importer	

Biographical Information

<u>Daniel Gouldman:</u> Daniel is the Co-CEO and Co-Founder of the Company. He has co-founded multiple successful multimillion-dollar digital companies over the past several years in the online media space. Based out of Atlanta, he has assisted the digital efforts of the ACLU, political and non-political organizations. Prior to that, Daniel was a Vice President for a 40 billion company where he was responsible for over $55 million in annual revenues. In the past 20 years, Daniel has hired over 500 employees as he managed operations for mostly large multi-national corporations like Blockbuster Video, Axcess Financial and Public Storage.

<u>Ian Kane:</u> Ian is the Co-CEO and Co-Founder of the Company. He has worked in technology and digital media for over 10 years with a heavy focus on business development, sales, and strategy. Ian's career started as the first employee in a media startup which grew into a $50mm a year business during his tenure. He has had the opportunity to work in both early stage and mature organizations, be a part of acquisitions on the buy and sell side, and drive go-to-market strategy for various data and media products. As an advisor and investor in other ad tech companies, Ian always looks to create value and continually broaden his knowledge of the everchanging landscape. Ian's background enables him to bring unique insight and experience to the next set of challenges.

<u>Corey Ballou</u>: Corey is the CTO of the Company and oversees the development of the Company's two core products: BlockCard and Lexicon. He is a seasoned developer that has been custom building websites and applications for over two decades. Corey has five years of fast paced development experience at two leading design and development agencies in Charlotte followed by an additional six years working on building and launching startups for some amazing companies. Most notable is his work as lead developer for .COInternet. Briefly following a successful Super Bowl ad launch with partner GoDaddy, .COInternet was sold to Neustar for $109M in 2014. Corey has owned and operated his own web development consultancy since 2012. Since then, Corey has had the pleasure of working with several successful startups to build out their custom web applications. Corey's interest in the blockchain and crypto space came in 2014 upon hearing that his favorite online payment processor, Stripe, had backed a crypto newcomer: Stellar. It was at this point that Corey fully grasped the potential impact Stellar could have on both improved settlement time and lower processing fees of online transactions. He started building custom applications in the crypto/blockchain space in 2017 and won a Stellar Build Challenge prize for his open-source work on Lumenous.org (https://github.com/lumenousorg/lumenous) in early 2018.

<u>Keith Johnson</u>: Keith is the Product Leader for the Company in charge of product strategy and management. He is a disciplined and results driven business partner and engineer with demonstrated achievement in product management, strategy, and business development. Keith has led both hardware, software, and managed services product teams with annual revenue in excess of $100M dollars. Keith has proven credibility to create bottom-line oriented product roadmaps and business plans.

<u>Anne Blanchard</u>: Anne is the Head of Human Resources for the Company. For over 14 years, Anne has worked in Publishing and Digital Media. She has worked for both mature companies and startups with a heavy focus on operational growth. Anne also advises startups in the tech and media space. Whether publishing digital media or dabbling in cryptocurrency, Anne always seeks to connect with those interested in building something new.

<u>John </u>DeRussy: John is the Director of Finance and Accounting for the Company. He is a cross-cultural, entrepreneurial, finance leader with optimized skills in strategic financial business planning. John is an expert in building core financial practices within multi-level organizations for transformative growth opportunities. He is a self-motivated problem solver with analytical thinking skills to make critical decisions. John also has the ability to forge collaborative relationships with partners, team members, and staff.

Mark Morales: Mark is a Director of the Company. He has over 20 years of business banking experience and specializes in SBA financing and loan programs for diverse owned businesses. Mark has been assisting the City National CRA department in their efforts to create a Supplier Diversity program in tandem with RBC and their US operations. Mark is the State of California, Department of Insurance 2018 Insurance Diversity Trailblazer and also was the SBA, Los Angeles District Office, 2016 Financial Services Champion of the Year.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On January 1, 2022, the Company converted from a limited liability to a corporation and renamed itself from Ternio, LLC to Unbanked, Inc. Upon the conversion of the Company to a corporation, each unit or option of the Company was exchanged for one share of the corporation in the same class of security.

The Company's authorized capital stock consists of a total of 265,217,402 shares consisting of three classes of shares: Class A Common Stock, Class B Common Stock and Preferred Stock. The total number of shares of Class A Common Stock authorized for issuance is 40 voting shares, $0.0001 par value (the "**Class A Common Stock**"). The total number of non-voting shares of Class B Common Stock authorized for issuance is 260,400,162 shares, $0.0001 par value (the "**Class B Common Stock**")(the Class A Common Stock and Class B Common Stack shall be collectively referred to as the "**Common Stock**"). The total number of shares of Preferred Stock authorized for issuance is 4,817,200, $0.0001 par value (the "**Preferred Stock**"). Additionally, the Company has established the 2019 Equity Incentive Plan for which up to 20% of the aggregate total of Common Stock and Preferred Stock outstanding on a fully diluted basis as of the date of grant is authorized for issuance thereunder.

As of the date of this Form C-AR, 40 shares of Class A Common Stock, 195,182,800 shares of Class B Common Stock, and 4,817,200 shares of Preferred Stock are issued and outstanding. Additionally, the Company has 12,000,000 options to purchase Common Stock issued and outstanding under the 2019 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	40
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	195,182,800
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Class B Common Stock which may dilute the Security.

Type	Preferred Stock
Amount Outstanding	4,817,200
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to appoint one director to the Board
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	12,000,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,070,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	July 23, 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series 1 Preferred Units*	$318,126	240,860**	General Operations	January 15, 2019	Reg. D Rule 506(c)
SAFE (Simple Agreement for Future Equity)*	$25,000	1	General Operations	May 21, 2019	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)*	$1,070,000	3,719	General Operations	June 14, 2020	Reg. CF
Option to Purchase Shares	$0	600,000**	N/A	November 7, 2019; November 14, 2019; August 27, 2020; October 7, 2020; October 10, 2020	Rule 701

*Issued by Ternio, LLC prior to the conversion of the Company to a corporation.

**On July 5, 2021, the Company effected a unit split of 1 unit for 20 units. The amount in the table above reflects pre-split issued units. Upon the conversion of the Company to a corporation on January 1, 2022, each unit or option of the Company was exchanged for one share of the corporation in the same class of security.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Gouldman	20 shares of Class A Common Stock; and 97,591,400 shares of Class B Common Stock	48.80%
Ian Kane	20 shares of Class A Common Stock; and 97,591,400 shares of Class B Common Stock	48.80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Unbanked, Inc. (the "**Company**") was incorporated in Delaware as a limited liability company, named Ternio, LLC, on January 1, 2018. Effective January 1, 2022, the Company converted to a Delaware corporation and changed its name to Unbanked, Inc. The Company is headquartered in Milton, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of January 31, 2022, the Company had an aggregate of $608,812 in cash and cash equivalents. Additionally, the Company received an additional $400,000 on February 4, 2022 as a result of Company issued NFT sales, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

In April 2020, the Company completed an offering pursuant to Regulation CF and raised $1,070,000. The Company is planning on conducting another offering pursuant to Regulation CF in February 2022.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
February 9, 2022

Unbanked, Inc.



SENSIBA SAN FILIPPO LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ternio, LLC

We have audited the accompanying financial statements of Ternio, LLC (the "Company"), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, changes in membership unitholders' equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 4, Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements, the Company has revised its financial statements to correct an error in classification of the Company's Simple Agreements for Future Equity ("SAFE"). The previously issued financial statements as of December 31, 2020 have been restated. Our opinion is not modified with respect to this matter.

Seasiba SanFilippo LLP

San Jose, California
June 15, 2021 except for Note 4, as to which the date is December 17, 2021

Ternio, LLC
Balance Sheet
December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 893,707	$ 42,904
Other Current Assets	114,166	-
Digital Assets	151,042	171,325
TERN Cryptocurrency	183,822	167,833
Total Current Assets	1,342,737	382,062
Fixed Assets		
Computer Equipment	63,614	50,872
Blockcard Platform	95,000	95,000
Web Domain	16,689	-
Accumulated Depreciation & Amortization	(77,889)	(35,111)
Total Fixed Assets	97,414	110,761
TOTAL ASSETS	$ 1,440,151	$ 492,823
LIABILITIES AND MEMBERS' DEFICIT		
Liabilities		
Current Liabilities		
Accounts Payable	$ -	$ 4,536
Member Payable	53,038	71,566
Credit Card	5,195	-
Accrued Expenses	42,394	31,889
Accrued Performance Awards - TERN	150,198	158,477
Total Current Liabilities	250,826	266,468
Long-Term Liabilities		
EIDL Loan	150,000	-
PPP Loan	4,280	-
SAFE Agreements	1,957,823	25,000
Total Long-Term Liabilities	2,112,103	25,000
TOTAL LIABILITIES	2,362,929	291,468
Commitments and Contingencies		
Redeemable Preferred Membership Units:		
Series A Preferred 8% Membership Units 240,860 issued and outstanding as of December 31, 2020 and December 31, 2019 respectively. Includes Cumulative preferred dividends of $54,430 and $27,215 as of December 31, 2020 and December 31, 2019 respectively.	372,556	345,341
Members' Equity (Deficit)		
Membership Interest Units 9,759,140 issued and outstanding as of December 31, 2020 and December 31, 2019	-	-
Additional Paid in Capital - Membership Unit Options	167,995	19,007
Accumulated Deficit	(1,463,329)	(162,992)
Total Members' Equity (Deficit)	(1,295,334)	(143,985)
TOTAL LIABILITIES, PREFERRED MEMBERSHIP UNITS AND MEMBERS' EQUITY (DEFICIT)	$ 1,440,151	$ 492,823

The accompanying notes are an integral part of these financial statements

Ternio, LLC
Statement of Operations
Year Ended December 31, 2020 and 2019

	2020	2019
Revenues	$ 9,385,513	$ 1,740,653
Cost of Revenues	7,144,963	616,654
Gross Profit	2,240,551	1,123,999
Operating Expenses		
General and Administrative	2,154,065	778,154
Sales and Marketing	403,830	133,156
Depreciation and Amortization	42,778	30,110
Impairment - Digital Assets	-	17,700
Total Operating Expenses	2,600,673	959,120
Net Operating Income (Loss)	(360,122)	164,879
Other Income (Expense)		
Other Income	10,000	-
Interest Expense	(923,000)	-
Total Other Income (Expense)	(913,000)	-
Net Other Income	(913,000)	-
Net Income (Loss)	$ (1,273,122)	$ 164,879

The accompanying notes are an integral part of these financial statements

Ternio, LLC
Statement of Membership Unitholders' Equity

	Redeemable Preferred Membership Units	Members' Common	Additional Paid in Capital - Membership Unit Options	Accumulated Deficit	Total Members' Equity (Deficit)
Balance as of December 31, 2018	$ -	$ -	$ -	$ (300,656)	$ (300,656)
Preferred Membership Units Purchased	318,126	-	-	-	-
Redeemable Cumulative Preferred Dividend	27,215	-	-	(27,215)	(27,215)
Additional Paid in Capital - Membership Unit Options	-	-	19,007	-	19,007
Net Income	-	-	-	164,879	164,879
Balance as of December 31, 2019	345,341	-	19,007	(162,992)	(143,985)
Preferred Membership Unit purchased	-	-	-	-	-
Cumulative Preferred Dividend	27,215	-	-	(27,215)	(27,215)
Additional Paid in Capital - Membership Unit Options	-	-	148,988	-	148,988
Net Loss	-	-	-	(1,273,122)	(1,273,122)
Balance as of December 31, 2020	$ 372,556	$ -	$ 167,995	$ (1,463,329)	$ (1,295,334)

The accompanying notes are an integral part of these financial statements

Ternio, LLC
Statement of Cash Flows
Year Ended December 31, 2020 and 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,273,122)	$ 164,879
Adjustments to reconcile Net Income (Loss) to Net cash provided by operating activities:		
Depreciation & Amortization	42,778	30,110
Mark to market adjustment on cryptocurrency awards	(8,279)	(31,793)
Fair market value adjustment of SAFE agreements	923,000	
Membership-unit option award compensation expense	148,988	19,007
Fair market value upon issuance of cryptocurrency awards	-	5,118
Other Current Assets	(48,367)	-
Digital Assets	(45,516)	(166,914)
TERN Cryptocurrency	(15,989)	(167,833)
Accounts Payable	659	(1,134)
Accrued Expenses	10,505	-
Total Adjustments to reconcile Net Income (Loss) to Net cash provided by operating activities:	1,007,779	(313,439)
Net cash provided by operating activities	(265,342)	(148,560)
INVESTING ACTIVITIES		
Fixed Assets	(29,430)	(95,000)
Net cash provided by investing activities	(29,430)	(95,000)
FINANCING ACTIVITIES		
Repayment on Member Payable	(18,528)	41,566
Proceeds from EIDL Loan	150,000	-
Proceeds from PPP Loan	4,280	-
Proceeds from Redeemable Preferred Membership Unit	-	184,780
Proceeds from Simple Agreements for Future Equity (SAFE), net of issuance costs of $60,177	1,009,823	25,000
Net cash provided by financing activities	1,145,575	251,346
Net cash increase for period	850,802	7,786
Cash and cash equivalents at beginning of period	42,904	35,119
Cash and cash equivalents at end of period	$ 893,707	$ 42,904

Supplemental Disclosure on Non-cash Transactions

	2020	2019
Conversion of Equity Funding Advance Proceeds to Redeemable Preferred Membership Units	$ -	$ 133,346
Preferred Membership Unit Dividends	$ 27,215	$ 27,215

The accompanying notes are an integral part of these financial statements

Ternio, LLC.
Notes to Financial Statements

Note 1. Organization

Ternio, LLC (which may be referred to as the "Company," "we," "us," or "our") was registered in the state of Delaware on January 1, 2018. The Company provides a debit card for cryptocurrency holders to use where major credit cards are accepted. The company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Ternio supports multiple coins and is the only company enabling users to hold crypto until the point of sale. Other cards take a user's cryptocurrency, converts to fiat, and places the USD value on a card which is the equivalent of buying a gift card. Deposit accounts made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Ternio enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs. The Company is headquartered in Georgia.

Note 2. Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and globally. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

The Company participates in the cryptocurrency industry. As such, it may be exposed to changing regulations in the industry that could impact the financial performance of the Company because of the inherent risk of the industry and its participants. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commissions (FCC) and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition. Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, broker-dealers and ATS, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, tax, and anti-money laundering. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptocurrency industry, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptocurrency industry requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

As discussed in Note 12, COVID-19 has been determined to be a global pandemic and as a result there may be a slowdown in the economy in the United States and globally which could adversely affect the results of the Company.

Concentrations of Risk

Cryptocurrency holdings and cash equivalents may subject the Company to a concentration of risk. The largest portion of Company holdings of cryptocurrency are in its TERN holdings. The Company holding of TERN is 26,978,281 tokens with a cost basis of $183,822 and 19,857,866 tokens with a cost basis of $167,833 at December 31, 2020 and 2019 respectively. The Company's cash equivalent consists primarily of deposit account or money market funds. Certain bank deposits may at times be in excess of the Federal Deposit Insurance Commission (FDIC) insurance limits.

The Company is heavily dependent on its business to consumer (B2C) card program, estimated at 100% of its revenue in 2020 and 2019.

Note 3. Liquidity and Financial Condition

The Company has a limited operating history and operates as a going concern. As of December 31, 2020, the Company has relied on money from the members. Management anticipates the Company to achieve profitable operations as they execute their business plan.

The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date these financial statements are issued.

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Restatement

On May 21, 2019, the Company issued SAFE agreements for future equity for fair market value of $25,000. The agreement is not equity but provides for conversion to preferred membership units in the event of an equity financing or liquidity event and also carries a 20% discount to share price for the future equity based on a $15million post-money valuation cap. In a dissolution event the holder will receive similar preference as common unitholders. On November 8, 2019, the Company held a subsequent crowdfunded offering of $1,070,000 which reached its minimum offering, but had not yet received the funds from the campaign until 2020 as the campaign was elected to be extended through the summer of 2020. In 2020, the Company received $1,009,823 net of fees as they achieved the maximum amount of the offering and $0 in 2019.

The Company originally reported the SAFE agreements in the Equity section of the Balance Sheet but upon further consideration of ASC 480, SAFE agreement reporting was amended to be treated as a long-term liability with subsequent mark to market adjustment of $923,000 on December 31, 2020 recorded as interest expense. There was no impact from this restatement on the years ended prior to December 31, 2019.

	As previously reported December 31, 2020	As previously reported December 31, 2019	Restated December 31, 2020	Restated December 31, 2019	Effect of Change 2020	Effect of Change 2019
Balance Sheet						
Total Long-Term Liabilities	154,280	-	2,112,103	25,000	1,957,823	25,000
TOTAL LIABILITIES	405,106	266,468	2,362,929	291,468	1,957,823	25,000
Simple Agreements for Future Equity (SAFE), net of issuance costs of $60,177	1,034,823	25,000	-	-	(1,034,823)	(25,000)
Accumulated Deficit	(540,329)	(162,992)	(1,463,329)	(162,992)	(923,000)	-
Total Members' Equity (Deficit)	662,488	(118,985)	(1,295,334)	(143,985)	(1,957,823)	(25,000)
TOTAL LIABILITIES, PREFERRED MEMBERSHIP UNITS AND MEMBERS' EQUITY (DEFICIT)	$ 1,440,151	$ 492,823	$ 1,440,151	$ 492,823	$ 0	$ -

	As previously reported Year Ended December 31, 2020	As previously reported Year Ended December 31, 2019	Restated Year Ended December 31, 2020	Restated Year Ended December 31, 2019	Effect of Change 2020	Effect of Change 2019
Statement of Operations						
Net Operating Income (Loss)	(360,122)	164,879	(360,122)	164,879	-	-
Total Other Income	10,000	-	(913,000)	-	(923,000)	-
Net Other Income	10,000	-	(913,000)	-	(923,000)	-
Net Income (Loss)	$ (350,122)	$ 164,879	$ (1,273,122)	$ 164,879	$ (923,000)	$ -

	As previously reported Year Ended December 31, 2020	As previously reported Year Ended December 31, 2019	Restated Year Ended December 31, 2020	Restated Year Ended December 31, 2019	Effect of Change 2020	Effect of Change 2019
Statement of Cash Flows						
OPERATING ACTIVITIES						
Net Income (Loss)	$ (350,122)	$ 164,879	$ (1,273,122)	$ 164,879	$ (923,000)	$ -
Net cash provided by operating activities	(265,342)	(148,560)	(1,188,342)	(148,560)	(923,000)	-
Net cash provided by investing activities	(29,430)	(95,000)	(29,430)	(95,000)	-	-
Net cash provided by financing activities	1,145,575	251,346	2,068,575	251,346	923,000	-
Net cash increase for period	850,802	7,786	850,802	7,786	0	-
Cash and cash equivalents at beginning of period	42,904	35,119	42,904	35,119	-	-
Cash and cash equivalents at end of period	$ 893,707	$ 42,904	$ 893,707	$ 42,904	$ 0	$ -

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with asset valuations including the Company's cryptocurrency holdings, impairment analysis of intangibles, membership unit-based compensation and awards of intangible assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. From time to time, the Company's cash account balances exceed the balances as covered by the FDIC. The Company has never suffered a loss due to such excess balances. As of December 31, 2020, and 2019, the Company had $893,707 and $42,904 cash on hand, respectively.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company's financial assets and liabilities, such as cash and cash equivalents, and accounts payable, approximate fair value due to the short-term nature of these instruments.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances

On December 31, 2020 the Company had recognized $65,799 of customer funds in the FBO virtual account (For-Benefit-Of Accounts are accounts opened in the platform's name for the benefit of our users) under other current assets as funds in transit as the funds have not yet moved into the Ternio managed operating account. This amount was moved to the Ternio managed operating account on January 5, 2021. As per ASC 210-10-S99-1, for FBO cash and cash items "restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits." FBO is defined as "For Benefit Of" used in electronic funds transfers to notate a second beneficiary or to designate a contact person or organization. Per ASC 210-10-S99-1, FBO Customer Funds account for the amount of customer purchases of TERN cryptocurrency from July 31, 2020 through December 31, 2020 that had not yet been received into Ternio's Evolve Operating Bank account by December 31, 2020 year-end. Funds are restricted use for operating activities and are for the benefit of future customer Blockcard use. Funds were received in the new fiscal year on January 5, 2021 and readily available for customer use at that future point in time.

As of December 31, 2019, the Company had no accounts receivable and no customer accounts from customers were charged-off for the periods presented. The Company does not have any off-balance sheet credit exposure related to any of its customers.

Cryptocurrencies

Cryptocurrencies, (including the Company's Ternio "TERN", bitcoin, and other 3rd party cryptocurrencies) are included in current assets in the accompanying balance sheet. Cryptocurrencies purchased are recorded at cost and sale of the Company's cryptocurrencies are accounted for in connection with the Company's revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within operating activities in the accompanying statement of cash flows. The sales of cryptocurrencies are included within operating activities in the accompanying statement of cash flows and any realized gains or losses from such sales are included in operating expenses in the statement of operations. The Company accounts for its gains or losses in accordance with specific identification. However, in the absence of the ability to specifically identify the cryptocurrency being sold, the Company will use the first in first out (FIFO) method of accounting in those cases.

As of December 31, 2020, and 2019, the Company has $334,864 and $339,158 in cryptocurrency, respectively. Of this, $183,822 and $167,833 is for its own TERN currency in 2020 and 2019, respectively.

Beginning Bals:

	1-Jan-19 Crypto Balance in Crypto	1-Jan-19 FIFO Value in USD	1-Jan-19 Fair Market Value in USD	1-Jan-20 Crypto Balance in Crypto	1-Jan-20 FIFO Value in USD	1-Jan-20 Fair Market Value in USD
TERN	615,500,976	-	6,985,936	19,857,866	167,833	115,672
BTC				23	168,546	168,576
XLM	38,908	4,411	4,393	61,334	2,779	2,767
USDT						
BMX						
ETH						
BAT						
USDC						
DAI						
LTC						
XRP						

(Sales)/Purchases of Crypto:

	Jan 1 - Dec 31, 2019 Crypto Balance in Crypto	Jan 1 - Dec 31, 2019 FIFO Value in USD	Jan 1 - Dec 31, 2019 Fair Market Value in USD	Jan 1 - Dec 31, 2020 Crypto Balance in Crypto	Jan 1 - Dec 31, 2020 FIFO Value in USD	Jan 1 - Dec 31, 2020 Fair Market Value in USD
TERN	(595,643,110)			7,120,415		
BTC	23			(22)		
XLM	22,426			(61,049)		
USDT	-			80,373		
BMX	-			70		
ETH	-			14		
BAT	-			1		
USDC	-			1,002		
DAI	-			1,400		
LTC	-			0		
XRP	-			1,189		

Impairment of Crypto:

	31-Dec-19 FIFO Value in USD	31-Dec-19 Fair Market Value in USD	31-Dec-20 FIFO Value in USD	31-Dec-20 Fair Market Value in USD
TERN				
BTC	(17,700)			
XLM				
USDT				
BMX				
ETH				
BAT				
USDC				
DAI				
LTC				
XRP				

Ending Bals:

	31-Dec-19 Crypto Balance in Crypto	31-Dec-19 FIFO Value^1 in USD	31-Dec-19 Fair Market Value in USD	31-Dec-20 Crypto Balance in Crypto	31-Dec-20 FIFO Value in USD	31-Dec-20 Fair Market Value in USD
TERN	19,857,866	167,833	115,672	26,978,281	183,822	172,364
BTC	23	168,546	168,546	1	26,164	30,320
XLM	61,334	2,779	2,774	285	-	37
USDT			-	80,373	80,373	80,373
BMX			-	70	2	2
ETH			-	14	9,685	10,818
BAT			-	1	0	0
USDC			-	1,002	33,149	1,002
DAI			-	1,400	1,400	1,400
LTC			-	0	7	20
XRP			-	1,189	262	261

FX	31-Dec-19 FIFO AVG FX in USD	31-Dec-19 Fair Market FX^2 in USD	31-Dec-20 FIFO AVG FX in USD	31-Dec-20 Fair Market FX in USD
TERN	0.01	0.01	0.01	0.01
BTC	7,949.03	7,193.60	25,372.34	29,001.72
XLM	0.05	0.05	-	0.13
USDT		1.00	1.00	1.00
BMX		0.01	0.03	0.03
ETH		129.61	693.45	774.53
BAT		0.18	0.20	0.20
USDC		1.00	1.00	1.00
DAI		1.00	1.00	1.00
LTC		41.34	42.20	124.69
XRP		0.19	0.22	0.22

1) 2019 FIFO Method Value impaired by $17,700 to fair market value.

2) Fair Market Value Exchange Rates: Coinmarketcap.com posted historical Dec 31 closing rates.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally five years for computer related assets. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Impairment of Long-lived Assets

As per ASC 350-30-50, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its reviews, management determined that its Bitcoin cryptocurrency was impaired by a total of $0 and $17,700 based upon an assessment as of December 31, 2020 and 2019, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a Company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases (ASC 842). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2020 the Company had leases for less than one year and as of December 31, 2019 the Company had no leases.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a Company should recognize revenue to depict the transfer of promised goods. or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

> Step 1: Identify the contract with the customer
> Step 2: Identify the performance obligations in the contract
> Step 3: Determine the transaction price
> Step 4: Allocate the transaction price to the performance obligations in the contract
> Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, the Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).   .

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

> Variable consideration
> Constraining estimates of variable consideration
> The existence of a significant financing component in the contract
> Noncash consideration
> Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or overtime as appropriate.

The company's revenue includes sales of its cryptocurrency TERN, transaction fees generated from customers using its BlockCard debit card and from the licensing (white label) of its BlockCard platform to outside parties. The sale of TERN is not contingent on a repurchase. Many customers purchase TERN to withdraw to their own wallets. Ternio does however make it easy for customers to spend their TERN on the Blockcard; customers are able to deposit TERN directly onto the card and spend TERN when it's converted into USD at point of sale.

The transaction consideration the Company receives, if any, is non-cash cryptocurrency in many cases, which the Company measures at fair value on the date received. For the year ended December 31, 2020, and 2019, the Company had recognized revenue of $9,385,513 and of $1,740,653, respectively for the delivery of TERN cryptocurrency which is considered complete at the point of exchange at the timestamped point of transaction when the deposit of the purchased asset is received. The price of TERN is sold at either $.008 or the market price as determined by the Stellar Decentralized Exchange whichever is greater.

For the white label partnerships, the transaction consideration is made up of two parts, the tri-phasic implementation stage for a non-refundable fixed fee and revenue share of transactions after the white label partnership is implemented. The performance obligation under the company's white label program is considered complete once the following 3 phases of implementation are completed prior to initializing transactions and recognizing revenue in the same manner as for the sales of TERN:

> Phase 1 - Microsite setup (if needed)
> Phase 2 - Compliance document compilation
> Phase 3 - Bank submission approval/denial

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's financial position and results from operations.

Cost of Revenue

The Company's cost of revenue consists primarily of the cost per token of its cryptocurrency TERN which is accounted for on first in first out (FIFO) cost basis for the wallets used to purchase TERN, independent of TERN Treasury holdings but is reviewed for impairment periodically as discussed in the section Cryptocurrency above and as per ASU guidance 2015-11 topic 330. As the company is in the business of selling TERN cryptocurrency, the repurchases of TERN are treated as a Cost of Sales as they replenish the company's inventory of TERN. The cost per token is obtained from third parties such as the exchange used at the time of the transaction. Also included would be any other direct costs to obtain the revenue but excluding depreciation and amortization, which are separately stated in the Company's statement of operations.

Advertising Expenses

The Company expenses advertising costs as they are incurred. In 2020 and 2019 the Company spent $403,830 and $133,156 respectively.

Interest Expense

The Company's non-cash interest expense for the year December 31, 2020 and 2019 was $923,000 and $0, respectively. During the year ended December 31, 2020, the Company recorded non-cash interest expense of $923,000 to account for the change in fair value of the SAFE agreements, each of which contributed to the increased interest expense in 2020.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company,

Research and Development

Research and development activities are expensed when incurred.

Software Development Costs - Internal Use

Preliminary project stage costs are expensed as they are incurred. If a decision is made to move forward with application development, this portion of the project is to be capitalized. Training costs are expensed as incurred as well as data conversion costs.

Capitalization of costs begin when the preliminary project stage is completed and management with relevant authority implicitly or explicitly authorize and commit to funding a project and it is probable that the project will be completed and the software will be used to perform the function intended. When it is no longer probable the software will be completed and placed in service no further costs shall be capitalized and impairment is applied to existing balances. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use after all substantial testing is completed.

Once the development has been substantially completed, post-implementation operation stage costs including maintenance costs are expensed as incurred.

Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality-that is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal use computer software to be capitalized it must be probable that those expenditures will result in additional functionality.

These upgrades and enhancements follow the same process of evaluation for capital and expense as typical software development costs. As we cannot separate on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements, those costs are expensed as incurred.

New software development activities trigger consideration of remaining useful lives of software that is to be replaced. When replacing software, unamortized costs are expensed when the new software is ready for its intended use.

Web domain registration and software development costs for the BlockCard platform eligible to be capitalized were $16,689 and $95,000 for the year ending December 31, 2020 and 2019 respectively. Amortization cost was $31,926 and $19,954 for 2020 and 2019 respectively.

Patents and Trademarks

Cost to acquire a patent and trademark are recorded only if the amount spent is above capitalization thresholds. Once they do, costs other than R&D are capitalized and amortized over the lifespan protected by the patent or trademark or its useful life, if shorter. The company does have a patent System and Methods for Operating a Blockchain Network. It also has two trademarks: BlockCard™ and Lexicon™. No costs have been capitalized as the expenditures have not reached the capitalization threshold at the balance sheet dates.

Membership Unit-based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Membership unit options issued under the Company's long-term incentive plan is granted with an exercise price equal to no less than the market price of the Company's membership unit at the date of grant and expire within 30 days after termination of agreement with applicable suppliers. These options generally vest over a three - year period.

The Company estimates the fair value of membership unit option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of membership unit-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

Expected Term - The expected term of options represents the period that the Company's membership unit-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes membership unit price volatility over expected terms based on industry/competitor volatility levels in absence of trading price ranges being readily available for the Company.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common units and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by Accounting Standards Update ("ASU") 2016-09. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested.

Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued. See Note 12.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company's financial statements properly reflect the change.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, effectively allowing entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, *Leases* (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted Topic 842 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded right of use assets and lease liabilities of approximately $0.

In June 2018, the FASB issued ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting,* which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company adopted this new standard on January 1, 2019 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, *"Fair Value Measurement* (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 on January 1, 2020 and its adoption did not have any impact on the Company's financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* (ASU 2019-12) which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Note 5. Fixed Assets

Fixed assets consisted of the following as of December 31:

	2020	2019
Computer equipment	63,614	50,872
Software development costs	111,689	95,000
Total cost of property and equipment	175,303	145,872
Less accumulated depreciation	(77,889)	(35,111)
Property and equipment, net	97,414	110,761

Depreciation and amortization expense totaled $42,778 and $30,110 for the year ended December 31, 2020 and 2019, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service.

Note 6. Other Obligations

Debt

Economic Injury Disaster Loan (EIDL)

On July 23, 2020 the Company received an Economic Injury Disaster Loan ("EIDL") for $150,000 subject to a 30 year repayment schedule beginning 12 months after loan inception and at an interest rate of 3.75%. The monthly payments will be $731 per month over the repayment term and can be paid back early without penalty. The collateral in which this security interest is granted includes the following property that Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible In Process and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes, (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

On April 21, 2020 an EIDL grant was received for $10,000 which is not expected to be paid back according to Coronavirus Aid, Relief, and Economic Security Act (Cares Act) guidance.

Payroll Protection Program (PPP) Loan

On May 11, 2020 the Company received a Payroll Protection Loan for $4,280. If the loan is not fully forgiven it will need to be paid back within 2 years at an interest rate of 1.0%. No collateral was required and payments are not required until Q3, 2021.

Simple Agreements for Future Equity (SAFE)

On May 21, 2019, the Company issued SAFE agreements for future equity for fair market value of $25,000. The agreement is not equity but provides for conversion to preferred membership units in the event of an equity financing or liquidity event and also carries a 20% discount to share price for the future equity based on a $15million post-money valuation cap. In a dissolution event the holder will receive similar preference as common unitholders.

1. Events

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amountby (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decisionto either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities. (d) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts du to the Investor pursuant to Sections 1(b) or 1(c).

2020 Transactions

Crowdfunded Offering

The Company held a successful crowdfunded offering ("Crowdfunded Offering") of $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Crowdfunded Offering is being made through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

On November 8, 2019, the Company commenced this Crowdfunded Offering which successfully reached its minimum offering, but had not yet received the funds from the campaign until 2020 as the campaign was elected to be extended through the summer of 2020. In 2020, the Company received $1,009,823 net of fees as they achieved the maximum amount of the offering and $0 in 2019.

At the initial closing of the Crowdfunded Offering (if the minimum amount is sold), our authorized capital membership unit will consist of (i) 9,759,140 common shares, par value $0.000100 per share, of which 9,759,140 common shares will be issued and outstanding to the founders; and (ii) 240,860 Series A Preferred Shares, par value $15.00 per share, of which 240,860 Series A Preferred shares will be issued and outstanding to the founders.

The SAFEs are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events. The securities do not entitle the Investors to any dividends. Currently, there is no specific guideline from the FASB for the accounting treatment of the SAFE agreements. SAFE agreements can be thought of as naked warrants for the future purchase of equity in the company. The FASB directs for warrants to be recorded as equity. Since the SAFE agreements would not be refunded in the case the company does not issue equity in the future and because the Company is confident it will be issuing equity in the near term, the Company has elected to treat the aggregate amount raised under the SAFE Agreements as equity with the actual quantity of shares allocated to be determined at a later date using the guidance outlined below.

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any/future financing.

If the Company elects to convert the SAFEs upon the first Equity Financing following the issuance of the securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the SAFEs (the "Purchase Amount") by:

(a)   the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital membership unit, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible. preferred membership unit and all outstanding vested or unvested options or warrants to purchase capital membership unit, but excluding (i) the issuance of all shares of capital membership unit reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b)   the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%. The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The preferential or discounted rate is included as standard part of the SAFE agreements for downside protection for the investor in case of a subsequent round at a discounted valuation.

If the Company elects to convert the SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing: (a) the Purchase Amount by (b) the First Financing Price.

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common membership unit of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital membership unit (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common membership unit reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred membership unit equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership unit granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership unit issued in connection with the Company's most recent Equity Financing.

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership unit then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common membership unit as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership unit. A "Dissolution Event" means (i) a voluntary termination. of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Per SEC guidance, the SAFE instruments are recorded as a long-term liability of the Company rather than equity. The Company has elected to apply the level 3 fair value option to account for the SAFE instruments and at December 31, 2020 estimated the fair value of these to be $2,018,000. For as long as the SAFE instruments remain outstanding, the Company will continue to record changes in fair value as an increase or decrease to interest expense.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The following reconciles the SAFEs' principal balance to the amounts presented on the balance sheet at December 31:

	2020	2019
Principal balance outstanding	$ 1,095,000	$ 25,000
Estimated fair value adjustment at December 31, 2020	923,000	-
Estimated fair value at December 31, 2020	2,018,000	25,000
Less: unamortized issuance costs	(60,177)	-
Balance	$ 1,957,823	$ 25,000

Note 7. Accrued Performance Awards

The Company has entered into agreements for several contractors to pay them performance awards most which vest over a one-to-three-year period. The awards are denominated in TERN. The company recognizes expenses over the vesting period and the liability is adjusted to fair market value at the date of the balance sheet for awards not issued. The mark to market adjustment was ($8,278) and ($31,793) for 2020 and 2019. respectively.

Note 8. Membership Unitholders' Equity and Redeemable Preferred Membership Units

Redeemable Preferred Membership Units

On January 15, 2019, the Company issued 240,860 shares of 8% Series A $1.50 par value preferred membership unit for fair market value of $318,126. The membership units have full voting rights and antidilutive rights upon new issuances up to $15 million valuation and no anti-dilutive rights above that level. There is a cumulative preferred dividend which as of December 31, 2020 is $ 54,430.

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: Owners of the Preferred Units will be entitled to return of their capital contribution (i.e., the purchase price) plus accrued dividends in respect of the Units before owners of the Company's Preferred units will be entitled to return on their capital contributions in respect of the Preferred units. Upon a liquidation event and after the owners of Preferred units have received a return of their capital contributions, all owners of the Company's membership interests (i.e., preferred and Common units) will share in the remaining proceeds of the Company pro rata based on the number of units owned. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive licensor other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.

Except with respect to certain protective provisions, the holders of Preferred vote together with Common stock on all matters on an as- converted basis. So long as ten (10%) percent, of Preferred Units are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 51% of the Company's Preferred Units, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve / wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Preferred Units; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Preferred Units, or increase the authorized number of shares of Preferred Units; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; other than as approved by the Board; or (v) create or authorize the creation of any debt security if the Company's aggregate indebtedness would exceed $250,000 other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of Directors; (vii) create or hold membership interests in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board of Directors.

In the event that the Company issues additional securities at a purchase price less than the current Preferred Units conversion price, such conversion price shall be adjusted in accordance with the following formula: "Typical" weighted average: CP2= CP1*(A+B) / (A+C) CP2=Preferred Unit Conversion Price in effect immediately after new issue. CP1=Preferred Unit Conversion Price in effect immediately prior to new issue. A=Number of units of Class A and Class B units deemed to be outstanding immediately prior to new issue (includes all shares of outstanding Class A and Class B units, all units of outstanding preferred units on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing). B=Aggregate consideration received by the Corporation with respect to the new issue divided by CP1C=Number of membership units issued in the subject transaction. The following issuances shall not trigger anti-dilution adjustment:(i) securities issuable upon conversion of any of the Preferred Units, or as a dividend or distribution on the Preferred Units; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Preferred units issuable upon a unit split, unit dividend, or any subdivision of units of Preferred; and (iv) units of Preferred units (or options to purchase such units of Preferred units) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors.

Each Preferred Unit will automatically be converted into Common units at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a price of three (3x) times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $30,000,000 (a "QPO"), or (ii) upon the written consent of the holders of 51%of the Preferred Units.

Unless prohibited by Delaware law governing distributions to stockholders, the Series A Preferred shall be redeemable at the option of holders of at least 51% of the Series A Preferred commencing any time after five (5) years at a price equal to the Original Purchase Price plus all accrued but unpaid dividends. Upon a redemption request from the holders of the required percentage of the Series A Preferred, all Series A Preferred shares shall be redeemed.

Note 9. Membership Options, Warrants and Restricted Common Units

During the year ended December 31, 2019, the Company's shareholders approved its 2019 Equity Incentive Plan (the "2019 Plan"), which allows the Company to issue options to purchase common shares of the Company at fair market value. As of December 31, 2019 450,000 options were granted to contractors of the Company allowing them to purchase a common membership unit at $1.50 per share. The restricted membership unit rights have a grant date fair value of approximately $562,500 or $1.25 per share and vest over a period of three years and one month. No new options were granted in 2020.

Membership Unit-based Compensation

The Company's membership unit-based compensation expenses recognized during the year ended December 31, 2020 and 2019, were attributable to general and administrative expenses, which are included in the accompanying statement of operations.

The Company recognized total membership unit-based compensation expense during the years ended December 31, 2020 and 2019, from the following categories:

| | Years Ended December 31, | |
	2020	2019
Membership unit option awards under the Plan	$148,988	$19,007
Total Membership unit-based compensation	**$148,988**	**$19,007**

Membership Unit Incentive Plan Options

The Company estimates the fair value of the share-based option awards on the date of grant using the Black-Scholes option-pricing model (the "Black-Scholes model"). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for all options granted. The Company's determination of the estimated fair value of share-based payment awards on the date of grant under the 2019 Plan is affected by the following variables and assumptions:

- The grant date exercise price - the estimated market price of the Company's common membership units on the date of the grant;
- Expected option term - based on similar companies due to lack of historical experience with existing option holders estimated at 3 years;
- Estimated dividend rates - based on historical and anticipated dividends over the life of the option; Legal term of the option - grants have legal lives of continuous employment +30 days;
- Risk-free interest rates - with maturities that approximate the expected life of the options granted;
- Calculated membership unit price volatility - calculated over the expected life of the options granted, which is calculated based on similar company experience in the same industry;
- Option exercise behaviors - based on actual and projected employee membership unit option exercises and forfeitures. The Company accounts for forfeitures as they occur.

The Company currently provides membership unit-based compensation to contractors and consultants under the 2019 Plan. There were no new membership unit options issued during the year ended December 31, 2020. The Company utilized assumptions in the estimation of fair value of membership unit-based compensation for the year ended December 31, 2020 and 2019, as follows:

	December 31, 2020	December 31, 2019
Dividend Yield	0%	0%
Expected Price Volatility	152%-159%	152%-159%
Risk Free Interest Rate	1.60%	1.60%
Expected Term	3.08 Years	3.08 Years

A summary of membership unit option activity under the 2019 Plan for options to contractors, for the year ended December 31, 2020 is presented below:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2018	0	$0.00	
Granted	450,000	$1.50	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2019	450,000	$1.50	3
Granted	0	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2020	450,000	$1.50	2
Vested at December 31, 2020	105,000	$1.50	2

As of December 31, 2020 total membership unit-based compensation expense related to unvested options not yet recognized totaled $10,495, which would fully amortize in first quarter 2021 and as of December 31, 2019 $19,007, which was fully amortized in fourth quarter of 2019. Total compensation cost related to non-vested options unamortized is $394,505 and $541,767 in 2020 and 2019 respectively.

Note 10. Contingencies

The Company is subject at times to various claims, lawsuits and governmental proceedings relating to the Company's business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company's insurance program. The Company maintains property, and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statement of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company's defense of such matters. On the basis of current. information, the Company does not believe there is a reasonable possibility that any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Note 11. Related Party Transactions

Member Payable

The Company has taken an advance from its members of $53,038 and $71,565 as of December 31, 2020 and 2019 respectively. These advances do not have a specified maturity date, and no interest rate is specified or being charged currently.

Note 12. Subsequent Events

Other Events

The COV/D-19 pandemic could have a material adverse effect on our ability to operate, results of operations, financial condition, liquidity, and capital investments.

The World Health Organization has declared the COVID-19 outbreak a pandemic, and the virus continues to spread in areas where we operate and sell our products and services. The COVID-19 pandemic and similarities in the future could have a material adverse effect on our ability to operate, results of operations, financial condition, liquidity, and capital investments. Several public health organizations have recommended, and some local governments have implemented, certain measures to slow and limit the transmission of the virus, including shelter in place and social distancing ordinances. Such preventive measures, that we may voluntarily put in place, may have a material adverse effect on our business for an indefinite period of time, such as the potential shut down of certain locations, decreased employee availability, potential border closures, disruptions to the businesses of our channel partners, and others. Our suppliers and customers may also face these and other challenges, which could lead to a disruption in labor, spending and consumer demand for our products and services.

These issues may also materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition, capitalization, and capital investments. Although these disruptions may continue to occur, the long-term. economic impact and near-term financial impacts of the COVID-19 pandemic, including but not limited to, possible impairment, restructuring, and other charges, cannot be reliably quantified or estimated at this time due to the uncertainty of future developments.

Management's Evaluation

Management has evaluated subsequent events through December 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Subsequent to Management's Evaluation

On July 5, 2021, the company had effected a unit split of 1 unit for 20 units. By December 31, 2021, the $50,000 loan payable to Daniel Gouldman and Ian Kane, had been settled and the debt was no longer owed by the company. As of January 1, 2022, the Company previously known as Ternio, LLC, a Delaware Limited Liability Company, converted to a Delaware Corporation and changed its name to Unbanked, Inc. Each unit of Ternio, LLC was exchanged for one share of Unbanked, Inc., in the applicable class of security.